SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: June 9, 2009

Press Release

For Immediate Release

PARX, OTI’s Subsidiary, and Neos Tech Expand “EasyPark” in Italy with the Addition of Three New Municipalities in Northern Italy

Fort Lee, NJ –June 9, 2009 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), today announced that its subsidiary, PARX Ltd., is expanding its parking solution which includes the EasyPark in-vehicle electronic parking solution in Italy, with the addition of the northern municipalities of Asti, Bra and Rivarolo Canavese. All three municipalities are located in proximity to Turin, one of the largest cities in Italy. EasyPark was introduced by PARX and Neos Tech in Italy in late 2008 under the name Neos Park.

Roberto Russo, Bra’s Transportation Local Councilor commented: “Bra has decided to be among the first cities to adopt Neos Park in order to meet its citizens’ needs. Neos Park is a useful system with which one may pay only for the exact amount due, eliminating the need to look for coins and parking meters and getting rid of the anxiety of having to return to the car because the pre-paid time expires. It is a cost effective and a very convenient solution”.

Esther Cobos, CEO of Neos Tech S.r.l. commented: “In Alessandria, where Neos Tech first launched Neos Park, the system has quickly reached 5% penetration rate out of the vehicles in the city. In a survey conducted by Neos Tech, 100% of users described their experience with Neos Park as very positive, indicating among main benefits: “you save money”, “it’s practical and simple”, “you pay only for the exact time you park”, and more.”

Mrs. Cobos continued: “Through the use of advanced contactless payment technology we ensure more efficiency to parking operators and we simplify drivers’ life”.

Commenting on the expansion, Oded Bashan, OTI’s Chairman and CEO, said “Expanding PARX’s parking solutions to new municipalities is a testimony of the program’s success. The project in Italy is another step in our efforts to launch PARX’s parking solutions in various global markets. The project is based on our patented technology, offering a user friendly, easy to operate solution with a proven business case. The project in Italy demonstrates again our strategy of focusing on projects generating product sales followed by growing high-margin recurring revenues via transaction, licensing or royalty fees.”

Using Neos Park the driver pays only for the actual parked time. To activate Neos Park the driver turns on the contactless unit and places it in the car window. Upon returning, the driver turns the device off. This creates a uniquely convenient user experience by eliminating the need for cash, change, and saving the time looking for parking meters. Neos Park can be used for both on-street parking payments and for parking lots. Neos Park provides detailed reports to the municipality in order to better manage and monitor parking patterns across town. The parking system is able to support multiple rates, cities, tariffs in a modular, scalable and easy to implement way.

About OTI
Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

About PARX
PARX Ltd. is a subsidiary of On Track Innovations Ltd. (OTI) responsible for marketing, operating and distributing advanced parking solutions, including the EasyPark TM product, in international markets.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the expected revenues to be generated from the introduction or expansion of our parking solutions in Italy and the potential market thereof. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:

Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com